SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                          Speedcom Wireless Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   847703 10 5
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                               Barbara L. McKinney
                              4382 Longchamp Drive
                             Sarasota, Florida 34235
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 29, 2000
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 7 Pages

------------------------------------------------------
CUSIP No. 847703 10 5
------------------------------------------------------


 ===============================================================================
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Barbara L. McKinney
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [ ]
                                                                      (b)   [ ]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida
--------------------------------------------------------------------------------
                               7
        NUMBER OF                     SOLE VOTING POWER
                                      2,805,307
                        --------------------------------------------------------
          SHARES
                               8
                                      SHARED VOTING POWER
       BENEFICIALLY
                        --------------------------------------------------------

         OWNED BY              9
                                      SOLE DISPOSITIVE POWER

           EACH                       2,805,307
                        --------------------------------------------------------

        REPORTING             10
                                      SHARED DISPOSITIVE POWER
          PERSON

           WITH
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,805,307

--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES*                                       [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            30.5%

--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================


                               Page 2 of 7 Pages

------------------------------------------------------
CUSIP No. 847703 10 5
------------------------------------------------------


           Item 1.      Security and Issuer:
           ------       -------------------

                        Common Stock, $.001 par value
                        Speedcom Wireless Corporation ("Company" or "Issuer") 1748 Independence Boulevard C-5
                        Sarasota, Florida 34234

           Item 2.      Identity and Background:
           ------       -----------------------

                        This statement is being filed by Barbara L.
                        McKinney. Certain information regarding the foregoing person is set forth below.

           (a) - (b)    Name and Business Address
                        -------------------------

                        Barbara L. McKinney
                        4382 Longchamp Drive
                        Sarasota, Florida 34235

           (c)          Principal Occupation and Employment
                        -----------------------------------

                        Human Resource Director
                        Crane Environmental
                        730 Commerce Drive
                        Venice, FL  34292

           (d) - (e)    During the last five years, Ms. McKinney has
                        not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

           (f)          Citizenship
                        -----------

                        United States




                               Page 3 of 7 Pages

           Item 3.      Source and Amount of Funds or Other Consideration:
           ------       -------------------------------------------------

                        Not applicable.

           Item 4.      Purpose of Transaction:
           ------       ----------------------

                             This Amendment No. 1 is being filed as a result of
                        the acquisition of shares by Ms. McKinney resulting from
                        (i) the dissolution of MWM Family, Ltd., a family partnership in which Ms. McKinney and her husband were general partners and (ii) the split up of shares owned by Ms. McKinney and her husband. These transactions were made in anticipation of a divorce settlement between Ms. McKinney and her husband.

                             The shares held by Ms. McKinney are being held for
                        investment purposes. Ms. McKinney has no plans or proposals which relate to or would result in:

                        a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                        b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                        c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                        d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                        e. Any material change in the present capitalization or dividend policy of the Issuer:

                        f. Any other material change in the Issuer's business or corporate structure;

                        g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;





                               Page 4 of 7 Pages

------------------------------------------------------
CUSIP No. 847703 10 5
------------------------------------------------------


                        h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                        i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or

                        j. Any action similar to any of those enumerated above.

           Item 5.      Interest in Securities of the Issuer.
           ------       ------------------------------------

                        (a) Pursuant to Rule 13d-3, Ms. McKinney is deemed to be the beneficial owner of all 2,805,307 shares which represent 30.5% of the shares of common stock believed to be outstanding. Ms. McKinney has sole investment management authority for the shares and accordingly, has sole voting and dispositive power over the shares.

                        (c) Effective December 22, 2000, MWM Family, Ltd, a family partnership (the "Partnership") in which Ms. McKinney and her husband were general partners was liquidated and dissolved and the 5,615,400 shares of the Company's common stock owned by the Partnership were distributed to its partners in accordance with the partners' respective interests in the Partnership. Ms. McKinney and her husband, as tenants by the entirety, received 4,445,990 shares and Ms. McKinney received 568,560 shares as custodian for her minor children.

                        Effective December 29, 2000, the shares received by Ms. McKinney and her husband, as tenants by the entirety, were split equally between Ms. McKinney and her husband. Both the dissolution of the Partnership and the split-up of the shares owned with her husband were in anticipation of a divorce settlement between Ms. McKinney and her husband.

                        The shares shown as owned by Ms. McKinney include 568,560 shares Ms. McKinney owns as custodian for her two minor children.

                        The shares shown as owned by Ms. McKinney also include 13,752 shares issuable on the exercise of options to purchase common stock which are presently exercisable or will become exercisable within 60 days after the date of this filing.





                               Page 5 of 7 Pages

------------------------------------------------------
CUSIP No. 847703 10 5
------------------------------------------------------


           Item 6.      Contracts, Arrangements, Understandings or Relationships
           ------       --------------------------------------------------------
                        With Respect to Securities of the Issuer.
                        ----------------------------------------

                        Ms. McKinney is a party with Michael W. McKinney, her husband, and the Company to a Lock-up Agreement dated as of December 13, 2000, pursuant to which Ms. McKinney agrees, for a period of one year from the date of the agreement, not to dispose of her shares without the consent of H.C. Wainwright & Co. or other lead underwriter in an offering of capital stock of the Company except that she may sell her shares (a) pursuant to a registration statement for a secondary offering which covers the sale of the shares or (b) pursuant to the sale of the Company or a majority of the voting stock of the Company to a third party.

                        Ms. McKinney also is a party with all of the partners receiving shares pursuant to the dissolution and liquidation of the Partnership to an Agreement Regarding the Sale of Shares dated as of December 12, 2000 (the "Sale Agreement"), pursuant to which each party agrees (a) only to sell shares during a week which is the sixth calendar week of a fiscal quarter of the Company; (b) to sell no more than each party's allocable share (based on their respective interests in the Partnership) of the volume limits imposed by Rule 144 and 145 and (c) not to make a sale and a purchase or a purchase and a sale during any six month period. The Sale Agreement terminates on the earlier of (a) one year after the date of the Sale Agreement; (b) the date of an Acceleration Event (as defined in the Sale Agreement); (c) the effectiveness of a registration statement covering the sale of the shares subject to the Sale Agreement; and (d) receipt of a legal opinion stating that the parties are not required to aggregate sales of shares under Rule 144 and 145.

                        There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. McKinney and any other persons with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

           Item 7.      Material to Be Filed as Exhibits.
           ------       --------------------------------

                        Lock-up Agreement between Michael W. McKinney, Barbara
                        L. McKinney and Speedcom Wireless Corporation dated as of December 13, 2000.

                        Agreement Regarding the Sale of Shares between Michael W. McKinney, Barbara L. McKinney and the other parties thereto dated as of December 12, 2000.





                               POage 6 of 7 Pages

------------------------------------------------------
CUSIP No. 847703 10 5
------------------------------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         January 19, 2001
         ------------------------------
         Date


         /s/ Barbara L. McKinney
         ------------------------------
         Barbara L. McKinney



















                               Page 7 of 7 Pages

                                                                       EXHIBIT 1

                          H.C. WAINWRIGHT & CO., INC.
                             Investments Since 1868
                      245 Park Avenue, New York, NY 10167

                               LOCK-UP AGREEMENT
                               -----------------

         This Lock-Up Agreement ("Agreement") is made and entered into as of December 13, 2000, by and between Barbara McKinney ("B. McKinney"), Speedcom Wireless Corporation, a Delaware corporation ("Speedcom"), and Michael McKinney ("M. McKinney") (each a "Party" and collectively, the "Parties").

         WHEREAS, the Parties hereto desire to enter into this Agreement to govern the disposition of shares of Speedcom with respect to which dispositive power is exercised by B. McKinney or M. McKinney on the date of this Agreement or thereafter (the "Lockup Shares").

         NOW, THEREFORE, in consideration of the mutual promises made herein and for other good and valuable consideration, the sufficiency of which the Parties hereby acknowledge, the Parties agree as follows:

         1. During the Term of this Agreement, Neither B. McKinney nor M. McKinney will, without the prior written consent of H.C. Wainwright & Co., Inc. and or other lead underwriter in an offering of capital stock of Speedcom, offer, sell, make any short sale of, contract to sell, grant any option for the purchase of or otherwise dispose of, directly or indirectly, any Lockup Shares.

         2. Notwithstanding paragraph 1, B. McKinney and M. McKinney may each sell Lockup Shares (a) pursuant to a registration state-ment for a secondary offering that also covers the sale of the Lockup Shares, but only to the extent permitted by the lead underwriter in such an offering, in such underwriter's sole discretion, or (b) pursuant to the sale of Speedcom or a majority interest in the voting stock of Speedcom to a third party.

         3. The Term of this Agreement shall commence on December 13, 2000, and shall continue for a period of 365 days thereafter, unless terminated prior thereto pursuant to paragraph 4 herein.

         4. This Agreement may be terminated prior to the end of the Term (as defined in paragraph 3) by any Party with the written consent of all the other Parties.

         5. This Agreement shall inure to the benefit of and be binding upon the Parties, their heirs, legal representatives, successors and assigns. This Agreement shall be governed and construed in accordance with the internal laws of the State of Florida.

         6. This Agreement contains the complete agreement of the Parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto, except for the Agreement Regarding the Sale of Shares, or any agree-ment with respect to the dissolution of MWM Family LTD. or any tenancy by the entirety with respect to Speedcom shares or interests in MWM Family LTD. No amendment or other modification of this Agreement shall be binding upon the Parties hereto unless in writing and signed by all the Parties hereto.

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the undersigned.


                                        SPEEDCOM WIRELESS CORPORATION


                                        By:   /s/ Michael W. McKinney
                                           -------------------------------------
                                              Michael W. McKinney
                                        Its:  CEO



                                        /s/ Michael McKinney
                                        ----------------------------------------
                                        MICHAEL MCKINNEY



                                        /s/ Barbara McKinney
                                        ----------------------------------------
                                        BARBARA MCKINNEY

                                                                       EXHIBIT 2


                               AGREEMENT REGARDING
                               THE SALE OF SHARES


         This Agreement Regarding The Sale of Shares (this "Agreement") is made and entered into this ___ day of December 2000 (the "Effective Date"), by and among BARBARA L. MCKINNEY ("BLM"), MICHAEL W. MCKINNEY ("MWM"), CELIA FLORENCE LEWIS, CARLTON FRED LEWIS, MARTHA LOU MCKINNEY, LIANE PYPER LIPSCOMB, MICHAEL STEPHEN MCKINNEY and ANDREW EDWARD MCKINNEY (by and through CHRIS MCKINNEY, as custodian), COURTNEY BOSTON ALOFS (by and through CARLENE ALOFS, as custodian), RYAN LEWIS MCKINNEY and MOLLY MICHEL MCKINNEY (by and through MICHAEL W. MCKINNEY, as custodian), and RYAN LEWIS MCKINNEY and MOLLY MICHEL MCKINNEY (by and through BARBARA L. MCKINNEY, as custodian), (each a "Party" and collectively the "Parties").

         WHEREAS, MWM Family Ltd., a Florida limited partnership (the "Partnership") owns 5,615,400 shares of Speedcom Wireless Corporation ("Speedcom") common stock (the "Shares"), and the Parties own varying ownership interests in the Partnership as shown on Exhibit "A" attached hereto; and

         WHEREAS, the Parties have agreed to dissolve the Partnership on even date herewith; and

         WHEREAS, upon such dissolution the Shares shall be distributed to the Parties in accordance with their respective ownership interests in the Partnership, as shown on Exhibit "A" attached hereto; and

         WHEREAS, BLM and MWM have agreed that, following receipt of those Shares owned by BLM and MWM as tenants by the entirety, such tenancy will be terminated and those Shares will be divided evenly between BLM and MWM; and

         WHEREAS, the Parties have been advised that based on the manner in which the Shares have been titled in name of the Partnership and the manner in which the ownership of the Shares is being transferred to the Parties upon dissolution of the Partnership, their respective sales may be aggregated for purposes of determining the allowable number of Shares sold under Rule 144 promulgated under the Securities Act of 1933, as amended ("Rule 144") and Rule 145 promulgated under the Securities Act of 1933, as amended ("Rule 145").

         NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

         1. The Parties hereby agree to only sell their respective Shares during the period of the calendar week commencing with the sixth calendar week of each fiscal quarter of the Company (a "Trade Week") or a date agreed upon by BLM and MWM.


         2. Each Party hereby agrees to sell during a Trade Week no more than that Party's allocable portion of the maximum aggregate number of shares allowable under the volume limitations imposed under Rule 144 and Rule 145 (the "Volume Cap"), which shall be determined by multiplying the Volume Cap by that Party's percentage ownership interest in the Partnership's Shares at the time of dissolution, as shown on Exhibit "A." In the case of BLM and MWM, following the termination of the tenancy by the entirety, BLM and MWM's respective percentage ownership interest shall be based on one-half of the ownership interest in the Shares shown on Exhibit "A."

         3. The Parties intend that all sales of Shares contemplated by this Agreement shall be in compliance with Rule 144, Rule 145 and Section 16(a) of the Exchange Act ("Section 16(a)") and, as such, the Parties agree to cooperate to ensure full compliance with the filing requirements of Rule 144, Rule 145 and
Section 16(a), to the extent applicable.

         4. The Parties intend to make no purchase and sale, or any sale and purchase, of any equity security of Speedcom (other than an exempted security) within any period of less than six months. As such, the Parties have not purchased any equity security of Speedcom in the six months prior to the Effective Date and shall not purchase any equity security of Speedcom within six months before or after any sale of Shares under this Agreement.

         5. The Parties hereby agree not to act or fail to act in regards to the Shares, including without limitation by causing any sale, transfer, pledge, hypothecation, conveyance, or change in ownership of the Shares, in any way that could reasonably be expected to cause any other Party to recognize gain for federal income tax purposes as a result of the liquidation of the Partnership and subsequent distribution of the Shares.

         6. This Agreement shall terminate upon the earlier of (a) one year from the Effective Date; (b) an "Acceleration Event," which shall be deemed to have occurred upon (i) the merger or consolidation of Speedcom with or into another entity such that the stockholders of Speedcom prior to such transaction do not own in excess of fifty percent (50%) of the voting power of the surviving entity; (ii) a transaction or series of related transactions in which in excess of fifty percent (50%) of the voting power of Speedcom or the right to elect a majority of the Board of Directors is transferred to a third party (or group of affiliated third parties); (iii) the sale, lease, transfer or other disposition of all or substantially all of the assets of the Company; or (iv) a liquidation of Speedcom; (c) the effectiveness of a registration statement for the sale of Shares held by the Parties, but only as to those Shares registered thereunder under the Securities Act of 1933, as amended; or (d) receipt by BLM and MWM of an opinion of counsel, in a form acceptable to BLM and MWM, to the effect that the Parties are not required to aggregate their respective sales of the Shares under Rule 144 and Rule 145.

         7. This Agreement contains the complete agreement of the Parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto. No amendment or other modification of this Agreement shall be binding upon the Parties hereto unless in writing and signed by all the Parties hereto.

         8. This Agreement shall inure to the benefit of and be binding upon the Parties, their heirs, legal representatives, successors and assigns and any entity, including any partnership, corporation, limited liability company controlled by any Party or any trust in which any Party is the Trustee. This Agreement shall be governed and construed in accordance with the internal laws of the State of Florida.

         9. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A facsimile transmission of an executed copy of this Agreement shall be considered a counterpart for purposes of this Agreement.

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the undersigned.


                                       /s/ Barbara L. McKinney
                                       -----------------------------------------
                                       BARBARA L. MCKINNEY


                                       /s/ Michael W. McKinney
                                       -----------------------------------------
                                       MICHAEL W. MCKINNEY


                                       -----------------------------------------
                                       CELIA FLORENCE LEWIS


                                       -----------------------------------------
                                       CARLTON FRED LEWIS


                                       -----------------------------------------
                                       MARTHA LOU MCKINNEY


                                       -----------------------------------------
                                       LIANE PYPER LIPSCOMB


                                       -----------------------------------------
                                       CHRIS MCKINNEY, as custodian


                                       -----------------------------------------
                                       CARLENE ALOFS, as custodian


                                       /s/ Michael W. McKinney
                                       -----------------------------------------
                                       MICHAEL W. MCKINNEY as custodian


                                       /s/ Barbara L. McKinney
                                       -----------------------------------------
                                       BARBARA L. MCKINNEY, as custodian

                                  Exhibit "A"
                                  -----------


                                                        Number of Shares
                                                  Owned for Purposes of Volume
                Individual                           Limitation Calculation
                ----------                        ----------------------------

Barbara I. McKinney and Michael W.                        4,445,992.95
McKinney as Tenants by the Entireties

Celia Florence Lewis                                          4,211.55

Carlton Fred Lewis                                            4,211.55

Martha Lou McKinney                                           7,019.25

Liane Pyper Lipscomb                                          4,211.55

Michael Stephen McKinney (by and through                      4,211.55
Chris McKinney, as Custodian)

Andrew Edward McKinney (by and through                        4,211.55
Chris McKinney, as Custodian)

Courtney Boston Alofs (by and through                         4,211.55
Carlene Alofs, as Custodian)

Ryan Lewis McKinney (by and through                         284,279.63
Michael W. McKinney, as Custodian)

Molly Michel McKinney (by and through                       284,279.63
Michael W. McKinney, as Custodian)

Ryan Lewis McKinney (by and through                         284,279.63
Barbara L. McKinney, as Custodian)

Molly Michel McKinney (by and through                       284,279.63
Barbara L. McKinney, as Custodian)

TOTAL NUMBER OF SHARES                                    5,615,400.00